

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

Via E-mail
Mikkel Svane
Chief Executive Officer
Zendesk, Inc.
989 Market Street, Suite 300
San Francisco, CA 94103

> **Re: Zendesk, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 21, 2014**
> **CIK No. 0001463172**

Dear Mr. Svane:

We have reviewed your amended draft registration statement and have the following comments.

<u>We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls, page 25</u>

1.   Your website indicates that you offer a messaging application known as "TextMe" that allows users to send "SMS" to any mobile number in Cuba, Iran, Sudan or Syria and call any mobile or landline number in Syria, using "TextMe Credits." Questions and answers posted in your TextMe Help Center indicate that TextMe Credits must be earned or purchased, and that the amount of TextMe Credits necessary to call the referenced countries would vary according to the country. Additionally, you disclose on page 25 of the amended S-1 that you have provided service to persons and organizations in countries that are the subject of U.S. embargoes.

Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of your contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

3.   In the first paragraph on page 26 you disclose the fines and penalties that may be imposed on you under U.S. sanctions and export control laws, "per violation," as a result of the activities as to which Zopim made voluntary disclosure to OFAC and BIS.   Please revise the paragraph to make clear that each instance of Zopim's provision of service from U.S.-based servers or download from the U.S. of Zopim's encryption-functionality software, as described in the preceding paragraph, may constitute a separate violation under the referenced laws. Indicate the period of time over which the activities Zopim disclosed to OFAC and BIS occurred and, to the extent feasible, the number of instances that occurred.

Key Business Metrics, page 59

4.   Please revise your description of dollar-based net expansion rate to clarify the following significant details, from your response to prior comment 21:
   - Monthly recurring revenue is purely a legal and contractual determination made by looking only at the legal and contractual terms of each account as of any particular date of determination as to the revenue you expect to receive in the next monthly period for that account.
   - It is not derived from or based upon your historical revenue, deferred revenue, or any other GAAP financial measure over any period. It is entirely forward-looking and contractually-derived as of the date of determination.

       You may contact Tom D'Orazio, Staff Accountant at (202) 551-3825 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

                              Sincerely,

                              /s/ Jay Ingram

                              Jay Ingram
                              Legal Branch Chief

cc: Via E-mail
        William J. Schnoor Jr., Esq., Goodwin Procter LLP
        Bradley C. Weber, Esq., Goodwin Procter LLP